NIXON PEABODY LLP

Daniel McAvoy

Partner

T 212-940-3112

dmcavoy@nixonpeabody.com

55 W. 46th Street
New York, NY 10036-4120

212-940-3000

February 12, 2018

VIA EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn. Anne Nguyen Parker, Esq., Assistant Director

Re:RSE Collection, LLC

Offering Statement on Form 1-A

Post-Qualification Amendment to Form 1-A

Response dated January 12, 2018

File No. 024-10717

Ladies and Gentlemen:

This letter sets forth the response on behalf of RSE Collection, LLC (the “Company”) to your letter, dated February 1, 2018, containing comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on the Company’s Post-Qualification Amendment No. 2 to the Offering Statement on Form 1-A (File No. 024-10717) filed with the Commission on December 18, 2017 (“Post-Qualification Amendment No. 2”).  For your convenience, the comments are reproduced below before the Company’s answers.  Unless otherwise defined herein, capitalized terms used in this letter and not otherwise defined are used with the meanings assigned to such terms in the Offering Statement.

General

1.We note your response to our prior comment 2.  We are still reviewing your response and may have additional comments.  Additionally, please provide your analysis regarding the applicability of Exchange Act Rule 3b-16 and Regulation ATS to the activities contemplated by Rally Rd. in connection with the proposed liquidity platform.

U.S. Securities and Exchange Commission

February 12, 2018

Response: Section 3(a)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) provides that an “exchange” means “any organization, association, or group of persons, whether incorporated or unincorporated, which constitutes, maintains, or provides a market place or facilities for bringing together purchasers and sellers of securities or for otherwise performing with respect to securities the functions commonly performed by a stock exchange as that term is generally understood, and includes the market place and the market facilities maintained by such exchange.” Rule 3b-16(a) further provides that a “market place or facility for bringing together purchasers and sellers of securities or for otherwise performing with respect to securities the functions commonly performed by a stock exchange” means someone who brings together the orders for securities of multiple buyers and sellers and “uses established, non-discretionary methods (whether by providing a trading facility or by setting rules) under which such orders interact with each other, and the buyers and sellers entering such orders agree to the terms of a trade.”  The proposed liquidity mechanism does not use any non-discretionary methods under which any orders to purchase or sell a security interact with each other.  The Rally Rd. platform merely routes orders to a registered broker-dealer to make isolated trades through matching individual buyers and sellers.

Furthermore, Rule 3b-16(b)(1) provides that such an entity will not be “a market place or facilities for bringing together purchasers and sellers of securities or for otherwise performing with respect to securities the functions commonly performed by a stock exchange” solely because it routes orders to a registered broker-dealer.  As previously noted, the Rally Rd. platform only provides a mechanism for people to place orders that are directly submitted to a registered broker-dealer.  As noted in our letter to the Staff dated January 12, 2018, the Rally Rd. platform would merely provide bid and ask prices to a registered broker-dealer, and would require users to click through an acknowledgement that any orders being placed are with a registered broker-dealer, not with the Company itself.  With respect to orders submitted through the Rally Rd. platform:

The investor will click on a button saying that he or she is being directed to the broker-dealer’s interface on the Rally Rd. platform. That landing page will be designed by the broker-dealer and the Company’s manager, and will be clear that this is a co-branded page operated by Rally Rd. but where information is transmitted directly to the broker-dealer.

The broker-dealer’s account setup, including requests for know-your-customer information, anti-money-laundering information and other information needed for the broker-dealer to determine suitability, will be integrated into the Rally Rd. platform, but that information would be submitted directly to the broker-dealer. The investor would be required to become a customer of the registered broker-dealer before being permitted to submit any order.

Neither the Company nor its manager will ever have custody of the user’s membership interests or cash, and all transfers will be performed by a third-party service provider.

U.S. Securities and Exchange Commission

February 12, 2018

Any rules for submitting buy or sell orders would be set by the participating broker-dealers.  The manager of the Rally Rd. platform would consult with those broker-dealers merely to ensure that the manager of the Rally Rd. platform can properly code the platform and other means of accessing the Rally Rd. platform for buy and sell orders to be routed to the applicable registered broker-dealer.

The section of Post-Qualification Amendment No. 2 entitled “Liquidity Platform” will be revised to clarify these matters and to read as follows:

“Liquidity Platform

Overview

The Manager intends to enter into arrangements with one or more registered broker-dealers that would, subject to restrictions under state and federal securities laws and in the Operating Agreement, facilitate the resale of interests issued by the Company. While there can be no assurance that we will be able to enter into such arrangements, we anticipate that the facilitation of resales of interests would be accomplished through an auction process for isolated non-issuer transactions. Under the Company’s documentation, there will be a lock-up period of no less than 90 days for the interests of any series to be sold after their initial offering. Thereafter, we anticipate that registered brokers would accept buy or sell orders through the Rally Rd. TM Platform during a fixed period of time as part of an auction process (the “Trading Window”).  The terms of this Trading Window and the method of sale would be controlled by an unaffiliated registered broker-dealer with whom we are working, and there can be no guarantee that there will be any Trading Window at all or that the trading mechanism will be as described herein. The Manager expects that Investors would be able to directly submit buy and sell orders to such brokers during the Trading Window without leaving the Rally Rd. TM Platform. Throughout the Trading Window, the brokers would aggregate all of the bids and asks for the interests in a particular series and, at the end of the Trading Window, determine the price at which all interests of a given series would be sold during that particular Trading Window, to the extent such sale is permitted by applicable law. Any purchases and sales would then clear and close a fixed period of time after the end of the Trading Window.

There can be no guarantee that any liquidity mechanism will develop in the manner described, that registered broker-dealers

U.S. Securities and Exchange Commission

February 12, 2018

will desire to facilitate liquidity in the interests for a level of fees that would be acceptable to Investors or at all, that such Trading Windows will occur with high frequency if at all, that a market-clearing price (e.g., a price at which there is overlap between bid and ask prices) will be established during any Trading Window or that any buy or sell orders will be filled.  We anticipate that liquidity will be limited until sufficient interest has been generated on the Rally Rd. TM Platform, which may never occur.  Liquidity for the interests would in large part depend on the market supply of and demand for interests during the Trading Window, as well as applicable laws and restrictions under the Company’s Operating Agreement. It is anticipated, however, that such Trading Windows would happen on a recurring basis, although there can be no assurance that Trading Windows will occur on a regular basis or at all. Further, the frequency and duration of any Trading Window would be subject to adjustment by the brokers.

User Interface and Role of the Rally Rd.TM Platform

For the purposes of the Trading Window described above (see “—Overview”), the Rally Rd.TM Platform plans to serve as the user interface through which Investors submit buy and sell orders for interests in series of the Company to participating brokers.

For the avoidance of doubt, neither the Company, the Manager nor the Asset Manager are acting as a broker or dealer, and none of them make any recommendation as to the purchase or sale of any interests. The Rally Rd.TM Platform will merely be acting as a user interface to deliver and display information to Investors and the registered broker-dealers. Neither the Company, the Manager nor the Asset Manager will receive any compensation for its role in the trading procedure unless and until the Manager or one of its affiliates registers as a broker-dealer.  As described above under “Potential Conflicts of Interest – Conflicting interests of the Manager, the Asset Manager and the Investors”, the Manager or one of its affiliates in the future may register as a broker-dealer under state and federal securities laws, at which time it may charge fees in respect of trading of interests on the Rally Rd™ Platform.”

In light of the foregoing, we do not believe the Company or its manager is operating an exchange under Rule 3b-16.  Because the contemplated activities are outside of the definition of an “organization, association, or group of persons, whether incorporated or unincorporated, which constitutes, maintains, or provides a market place or facilities for bringing together purchasers and sellers of securities or for otherwise performing with respect to securities the functions commonly performed by a stock exchange as that term

U.S. Securities and Exchange Commission

February 12, 2018

is generally understood, and includes the market place and the market facilities maintained by such exchange,” there is no need to perform an analysis under Regulation ATS, since that is a safe harbor under Rule 3b-16.

Please feel free to call me with any questions at (212) 940-3112.

Very truly yours,

/s/ Daniel McAvoy

Daniel McAvoy

cc:

J. Nolan McWilliams, Esq.

Christopher Bruno, President, RSE Markets, Inc.

Max Niederste-Ostholt, Chief Financial Officer, RSE Markets, Inc.